UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of report: November 30, 2021

Commission File Number: 001-39387

Renalytix plc

(Translation of registrant’s name into English)

Avon House

19 Stanwell Road

Penarth, Cardiff CF64 2EZ

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Annual Report and Notice of Annual General Meeting

On November 19, 2021, Renalytix plc (the “Company”) published its UK Annual Report and Financial Statements for the year ended June 30, 2021 (the “UK Annual Report”) and distributed a letter to shareholders, notice of its annual general meeting (the “AGM”), a form of proxy and the UK Annual Report to its ordinary shareholders.

The UK Annual Report, letter to shareholders, AGM notice and form of proxy are furnished herewith as Exhibits 1, 2, 3 and 4, respectively, to this Report on Form 6-K.

The information contained in the UK Annual Report, letter to shareholders, AGM notice and form of proxy shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, unless expressly set forth by specific reference in such filing.

EXHIBIT INDEX

Exhibit	Description

1	Annual Report and Financial Statements for the year ended June 30, 2021

2	Letter to Shareholders

3	Notice of Annual General Meeting

4	Form of Proxy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENALYTIX PLC

By:	/s/ James McCullough
James McCullough
Chief Executive Officer

Date: November 30, 2021